Invest in Mealthy

Mealthy makes kitchen appliances and great recipes to help make cooking easier


00:30
00:30
Mealthy
03:00

MEALTHY.COM FRESNO CA

Technology Retail Food Mobile B2B

ABOUT UPDATES 0 REVIEWS 0 ASK A QUESTION 0

Why you may want to invest in us...

1. $19.9 million in revenue in first 3 years.
2. Mealthy Crisplid is the only product on the market that turns any pressure cooker into and airfryer.
3. Launching several new products in 2021.
4. Small kitchen appliance market is a $155 billion market.
5. Offering quality products at great prices with great technology and phenomenal customer service.
6. Mealthy mobile app gives you access to over 1600 pressure cooker and air fryer recipes.
7. Expansion into international markets including Mexico, South Africa, India, Europe and the UAE.
8. Website and Mobile App receive over 162,000 users per month on average.

WE'VE RAISED $1,070,000 SINCE OUR FOUNDING

Our team



Casey Musick
Chief Executive Officer
Chief Executive Officer for Mealthy Inc a 3-year-old company based in California, he has been an executive for various companies in consumer goods, travel, hospitality and real estate. With over 25 years' experience in sales, marketing & operations.



Zac Clune

Chief Operating Officer

Throughout my career, I have developed strong sales skills that have enabled me to build a record of sustained sales increases. I thrive on challenge & change, and look forward to new opportunities to build positive customer relationships every day.



Jeff Bray

VP of Business Development

Experienced VP of Sales & Marketing with a demonstrated history of working in various industries. Skilled in Communication, Integrated Marketing, Advertising & Sales. Strong sales professional with a Bachelor of Business Admin from CSU Hayward.

SEE MORE

In the news

the gadgeteer | the kitchn | iMore | No Logo | NBC NEWS | Mashable | INVERSE

Story


Mealthy
Company Overview
M


OWNING THE CONSUMER HOME-COOKING EXPERIENCE
Mealthy is disrupting the kitchen space by designing high-quality kitchen products at great prices, easy-to-follow recipes and videos, all with user-friendly technology to continually support our customers to prepare simple and delicious home-cooked meals.
Staying with our customers through their entire cooking experience positions Mealthy to own the home-cooking experience.
TECHNOLOGY
Best-in-class app with meal planning, grocery shopping, and more
PRODUCTS
Innovative suite of kitchen appliance products
RECIPES
Thousands of Mealthy-owned recipes and videos
COMMUNITY
Loyal customer base with strong social media engagement
INFLUENCERS
200+ influencers with exclusive pre-order links for product launches
IMPACT
Partnerships with food banks to promote healthy home cooking
Mealthy
M

UNMATCHED INTEGRATION OF PHYSICAL & DIGITAL WORLDS

Mealthy gives customers all of the tools necessary to **discover**, **purchase**, **make**, and share **delicious home-cooked meals**. This encourages satisfied and engaged **brand-loyal customers.**



Purchase Mealthy Appliance
Download App
Select Healthy and Tasty Recipes
Grocery List Automatically Generated
Grocery List Integrated with InstaCart and Amazon Fresh
Engage with online community to share experience and connect with like minded consumers

2018: MEALTHY GOES LIVE ON AMAZON & MEALTHY.COM

In 2018 Mealthy launched the Mealthy MultiPot and HandBlend on amazon.com and mealthy.com, earning **rave reviews** and **steady revenue** through those **two products and channels alone.**



amazon.com

Mealthy

2019: MEALTHY GOES MULTI-CHANNEL & MULTI-SKU

Mealthy 2019 is a year of domestic and global expansion and product development and launches, positioning 2020 to be a breakout year.

Mealthy products are on sale in the USA on amazon.com, mealthy.com, wayfair.com, macys.com and coming soon on walmart.com.

amazon.com wayfair macy's Mealthy Walmart.com

Mealthy products are on sale in the United Kingdom on amazon.co.uk.

amazon.co.uk

Mealthy products are on sale in Canada on amazon.ca and wayfair.ca.

amazon.ca wayfair.ca

Mealthy products are on sale in Mexico on amazon.com.mx and mercadolibre.com.

amazon.com.mx mercado libre

Mealthy products are on sale in India on amazon.in, mealthyindia.in, and the big-box retail store Croma. The Mealthy MultiPot is currently the #1 selling electric pressure cooker on amazon.in.

amazon.in croma Mealthyindia.in

Mealthy products are on sale in Germany on amazon.de.

amazon.de

Mealthy products are on sale in South Africa on takealot.com and mealthy.co.za.

takealot.com Mealthy.co.za

Mealthy products are on sale in France on amazon.fr and in the big-box retail store Boulanger.

amazon.fr boulanger

2020 Breakout Year: Omni-Channel Presence in Motion

With heavy focus on retail and international expansion in 2019, Mealthy is poised to have a breakout year in 2020.

Mealthy initially launched on Amazon in 2018 with great success. We aim to continue that momentum, with **35%** of sales through Amazon in 2020.

Mealthy is in conversations with national retail chains including **WalMart**, **Target**, **Costco**, **Crate and Barrel**, and more. Retail sales are predicted to account for **30%** of sales in 2020.

Mealthy is in talks with distributors in **Latin America**, **Europe**, **South America**, and the **Middle East**, in addition to our online presence in the **UK**, **Canada**, **India**, **France**, **Mexico**, **Chile**, **Germany**, and **South**

Mealthy continues to focus on online sales, partnering with **over 250 influencers and affiliates.** We predict **5%** of sales on mealthy.com in 2020.

Mexico, Chile, Germany, and **South Africa**. International sales is predicted to account for **30%** of sales in 2020.

This slide contains forward-looking projections that cannot be guaranteed.

Major Success with Amazon, Initial Sales Channel

Mealthy products are among the top-rated products in their respective categories on Amazon.



Amazon's Choice
1,200 customer reviews | 723 answered questions
175 customer reviews | 63 answered questions

Customer Review

Joe Fairchild

Better than the Instant Pot!

January 29, 2018

Verified Purchase

I didn't think I could like anything better than my Instant Pot but I was wrong! We wanted a 2nd pot for making double batches because we love using ours so much and have a big family so leftovers are rare in our house. We liked the features and price point of the Multipot so we took a chance and I'm SO glad we did!! The Multipot has all the same great features of the competitor but so much more than that. I did a side by side comparison of the same recipe (beef barley soup) with both pots tonight and the multipot was easier to use, I could see at any time where we were at in the cooking process and the multipot made the meat much more tender in the exact same amount of cooking time. The recipe turned out much better in the Multipot overall. Plus it comes with all kinds of great accessories and if you download their Mealthy app you get access to more free recipes! Just buy it, you'll save money and be so much happier!



Mealthy is a top-selling multi-functional electric pressure cooker on Amazon with the highest average rating of 4.7-stars from over 1,000+ reviews.

Full Product Suite



Mealthy MultiPot 6 & 8 Quart
MSRP $99.95 & $129.95

- Available in USA, India, Chile, Mexico, South Africa, Europe
- 9 appliances in 1
- Easy pot-in-pot cooking with included accessories
- 1-year warranty



Mealthy
375F

Mealthy CrispLid
MSRP $64.95

- Launched June 2019; now available in Canada, India, Europe
- Sold out on first Amazon Prime Day
- Broil and air fry directly in the steel cooking pot of your 6 or 8 quart electric pressure cooker
- No comparable products on the market



Mealthy HandBlend Immersion Blender
MSRP $34.95

- Stainless steel constructions with dishwasher-safe accessories
- Chopper bowl, whisk, and smoothie cup included
- 11 speeds and turbo mode
- Ergonomic design
- 1 year warranty

Full Product Suite



Mealthy

Mealthy Glass Kettle
MSRP $29.95

- Borosilicate glass kettle resists staining, scratching, and is safe for temperature fluctuations.
- Simple On/Off switch, 360° swivel base, soft-touch handle, boil-dry protection.
- Blue LED indicator lets you know water is heating.
- Comparable products retail between $33-$45



Mealthy Stainless Steel Frying Pan
MSP $59.95

- 3 millimeter-thick, 5-layer bonded construction with stay-cool hollow-core handle.
- Stainless steel outer layers with aluminum core to provide even heating and heat retention.
- Gas, ceramic, electric, induction compatible; dishwasher safe.
- Lifetime warranty.
- Comparable products retail between $99-$199



Mealthy NonStick Frying Pan
MSP $69.95

- Hybrid HoneyComb Laser-Etch cooking surface resists scratching and is metal utensil safe.
- 3 millimeter-thick, 5-layer composite construction with stay-cool hollow-core handle.
- Gas, ceramic, electric, induction compatible; dishwasher safe.
- 15-year warranty.
- Comparable products retail $130+

What's Next







Mealthy MultiPot 2.0
MSRP $119.95

- Launched January 2020
- Hands-free automatic pressure release
- True slow-cook temperatures
- Automatically seals when closed
- Intuitive, easy-to-read control panel
- Sleek countertop design
- Comparable models retail $150-$250



Mealthy AirFry
MSRP $129.95

- Coming Summer/Fall 2020
- Large capacity 6-quart drawer with viewing window
- Rapid air cycling for crisp results
- Intuitive controls including knob and touch screen with 6 preset cooking programs
- Dehydrate and reheat cycles
- 1350 watts
- Comparable products retail for $150+

MEALTHY CUSTOMER JOURNEY VIA DIGITAL ASSETS

The Mealthy app averages 200 downloads per day, and mealthy.com averages 200,000+ visitors per month. These organic customer acquisition channels lead to product purchases.


Download Free Mealthy App
Plan Meals and Create Grocery Lists
1-Click Grocery Ordering
Happy Customer Purchases Mealthy Products
Search Google for Recipes
Mealthy in Top Search Results
Share Email Address with Mealthy
Receive Marketing Campaign Emails
Download Free MealthyApp


Mealthy: Easy Healthy Recipes
What's New
Preview
instacart
amazonfresh

BEST-IN-CLASS APP

Mealthy's standout, top-rated iOS app features functionality vital to home cooks:

- **Highest-rated** iOS kitchen appliance app
- **Ready-to-integrate** app with **any** grocery delivery service, language translation services, and measurement conversion services
- **Nutritional information** for every recipe
- **Serving size scaling** to **customize** recipes for bigger and smaller groups
- **Meal planning** features enables users to build grocery lists for multiple recipes
- Search and discovery by **ingredient**, **country**, **cooking** method, diet, and more
- Integrated **grocery lists** and **1-click grocery delivery** through **Amazon Fresh** and **Instacart**


Product Manager
Ready in 30 Minutes Recipes

STANDOUT WEBSITE

Mealthy's standout website features functionality vital to home cooks and is ready to expand to international distributors for customization:

- **Nutritional information** for every recipe
- **Serving size** scaling to customize recipes for bigger and smaller groups
- **Search** and **discovery** by **ingredient**, **country**, **cooking method**, **diet**, and more
- Custom backend **Content Management System** for ease of updates, distributor resources, and **continual expansion**

STRATEGIC PARTNERSHIPS

→ Partnership with Marisolpink, most popular Youtube cooking and food personality in Mexico.




4.94M subscribers 371 videos
SUBSCRIBED
4.94 million subscribers!
Latest from Marisolpink
Llegando A Los Elliotts
Marisolpink
42K views · Streamed...
ABRIENDO Y CONOCIENDO LA...
Marisolpink
39K views · 3 days ago
MARISOLPINK VA A...
Marisolpink
191K views · 4 days ago
COMO HACER BIRRIA CON LA MULTIPOT?
Marisolpink
70K views · 3 days ago

STRATEGIC PARTNERSHIPS

→ Over 250 influencer and affiliate partnerships, including:

pressureCOOKING, ScaryMommy, ministry of curry, ThisOldGal, hip COOKING, The Sleevers, This Pilgrim Life, Krazy Kitchen Mom

→ Grocery delivery integrations via Instacart and Amazon Fresh on the Mealthy app.



instacart amazonfresh

INCREDIBLE ENGAGEMENT


Jill Selkowitz shared a video.
PRE-ORDER CRISPLID NOW!
38,598 Views
Beth Adcock
My CrispLid is here! And I have to go to a meeting, and already have food for dinner. Let the plotting, er planning for tomorrow's crisped Mealthy meal begin!


Anna Meglio shared a video.
50,732 Views
Sharon Gill Harbaugh I'm still waiting down in FL!!! Keep hoping it will be here any day!


Mealthy CrispLid
NEW AIR FRYER LID

LOYAL AND PASSIONATE COMMUNITY

Mealthy customers aren't just product users. They are active members of our growing community, sharing recipes, ideas, and experiences.

Mealthy has highly-engaged social media users to share their recipes, tips, and tricks.


Andrew Fawbush
It really is great to see a company that is dedicated to having a high quality product like Mealthy while also having great customer support and letting their customers know they really care about their feedback. I have recommended Mealthy to everyone I've heard asking about electric pressure cookers! Now that I've picked up an immersion blender during the last sale I can start recommending that too!
Jaime Didenhover
I love my mealthy pot!
Cindi Blessed Ballard
We are looking forward to the Mealthy Air Fryer. A friend gave us a Power XL one to try out. It did ok, the chicken nuggets and potatoes were good. It was not easy to use, inserting the cooking pan is awkward and I can see where the plastic guides will wear out. I am sure Mealthy won't have the same issues.
Aanchal Gill
Omg so excited for the air fryer!! LOVE Mealthy and their products are nothing but amazing! I recommend them to everyone I


Edwin Flores is feeling thankful.
I just want to thank the Mealthy Community! Before I would never have wanted to learn how to cook myself and always would prefer just to go out and buy fast food. Seeing all the delicious recipes and food on this group made me want to try them myself and change my eating habits to making my own food instead of buying. Hoping to cook even more dishes... See More
You and 26 others
7 Comments

INTERNATIONAL TRACTION & GROWTH: MARISOLPINK


YouTube
MARISOLPINK VA A...
182,525 views
182,525 Views in 3 days!
Marisolpink
SUBSCRIBE
YouTube
COMO HACER BIRRIA CON LA MULTIPOT?
56,248 views
56,248 Views
Marisolpink
SUBSCRIBE
Marisolpink

WHAT THE MEDIA IS SAYING


CNN underscored
Upgrade your Instant Pot with this attachable air fryer
FOOD & WINE
This Brilliant Pressure Cooker Lid Transforms Your Instant Pot Into an Air Fryer
FOOD & WINE
This Brilliant Pressure Cooker
delish
This Cool Pressure Cooker Lid Turns Your Instant Pot Into An Air Fryer
HOMEWORLD
Mealthy Launches Crowdfunding Campaign
DIGITAL TRENDS
The best multicookers for 2019
HOMEWORLD
DIGITAL TRENDS
INDEPENDENT
Cooking under pressure
REAL SIMPLE
This Brilliant Pressure Cooker Lid Transforms Your Instant Pot Into an Air Fryer

WHAT INFLUENCERS ARE SAYING


Mealthy CrispLid
The Unboxing!!
Mealthy CrispLid
The Veggie Queen

SOCIAL MEDIA

Become an integral part of our customers' daily lives.

We have the tools to ensure our users are ready to start preparing healthy and delicious meals in under 30 minutes with Mealthy's complete solutions. Our goal is to continually build upon that experience.


Mealthy Pressure Cooker and Air Fryer Community
Group · 13K members
Mealthy
428.8k monthly viewers

Facebook Community Size
336,000+ followers
13,000+ devoted fans

Daily Facebook Group Growth
20-100 new members daily

Engagement Average (January)
25 posts per day, high user
engagement



Vegan Mealthy Pressure Cooker and Air Frye
Community
Group · 1.2K members
Mealthy
333K
Total Likes
337K
Total Follows
469
Posts
29.6K
Followers
Mealthy
4.26K subscribers

engagement

Social Media Channels
398,000+ monthly Pinterest viewers
29,000+ Instagram followers

HOME COOKING IS ON THE RISE

The household appliance market is growing, and is expected to see a nearly 7% increase in 2019. It is on track to be a $155 billion industry by 2022.

By providing quality products at competitive prices, and providing consumers with a complete solution, Mealthy is well positioned to take advantage of this rapidly growing space.

HEALTHY LIVING TRENDS

73% of Americans cook four or more nights per week. This is an increasing trend in younger households, as more and more millennials prefer to cook at home. Why? To eat healthy, waste less food, and save money.

GROWING DEMAND

17-20% of all small kitchen appliances are purchased online (2017), with 6.5% revenue growth expected in the US household appliance market between 2018 and 2022. Small kitchen appliance online sales were $38.3 billion in 2017.

PRODUCT DEVELOPMENT

Mealthy's focused product development ensures strong sales.

100% SATISFACTION GUARANTEE

PRODUCT DEVELOPMENT CYCLE

IDEA GENERATION
Mealthy partners with influencers, recipe developers, home cooks, and follows lifestyle trends to determine new product development.

PRODUCT DEVELOPMENT
Mealthy is focused on ensuring each product is designed and built with top features and the quality expected from our customers.

ITERATIVE REFINEMENT
New products go through rigorous testing to ensure the highest standards are achieved for quality, performance, and ease-of-use.

DESIGN & PACKAGING
Product design and packaging are overseen by the Mealthy team and validated with qualitative research.

PRODUCTION
Only when new products pass all testing standards do we schedule mass production.

QUALITY CONTROL
During production we adhere to strict quality control processes that ensure every product meets consumer expectations.

FINANCIAL PROFILE

2018: Mealthy launches 6qt MultiPot and accessories and HandBlend; $6.5 million revenue
2019: Mealthy launches 8qt MultiPot, CrispLid, Stainless Steel Pan, Glass Kettle, NonStick Pan, MultiBlend (holiday 2019), and AirFry (holiday 2019), and MultiPot 2.0 (holiday 2019), and expands significantly into domestic and international channels
2020-2021: Capitalize on 2019 domestic and international expansion and strategic partnerships. Launch several new products and continue expansion into brick-and-mortar stores and online channels



$ in millions, actual and projected revenue
12
10
8
6
4
2
0
$6.3
$5.8
$7.8
$10.0
2018
2019
2020
2021

*These are forward-looking projections that cannot be guaranteed. While these forward-looking projections represent our current judgement on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.

This slide contains forward-looking projections that cannot be guaranteed.



Join Mealthy to continue to innovate and disrupt how consumers use kitchen appliances.


Together we can take Mealthy to the
next level and realize continued growth.
FOR ADDITIONAL INFORMATION CONTACT:
Casey Musick | casey@mealthy.com
Mealthy
Thank You!
M

Investor Q&A

+ EXPAND ALL

What does your company do?

Mealthy is disrupting the kitchen space by designing high quality kitchen products at great prices and easy to follow recipes, all with user friendly technology to continually support our customers to prepare simple, delicious home cooked meals. Mealthy is a premium kitchen appliance and consumer goods company with a unique approach to product development and sales. Mealthy created and curates an active and growing online community of sophisticated health conscious influencers and consumers.

Where will your company be in 5 years?

Mealthy is pushing towards becoming a $100 million company by 2025. This cannot be guaranteed.

Why did you choose this idea?

The cooking space has been an area of the home that hasn't seen a lot of changes over the last 30 years...we think its time to brighten up our kitchen countertops and fill up our belly's with quality food and not junk, processed or fast food and we want to make home cooking easier.

How far along are you? What's your biggest obstacle?

Mealthy has just completed year 3 in sales and we are growing even during this crazy time. Revenue is up 30% over 2019 and we are just getting started with new product lines that we believe will take Mealthy to levels only the great food and appliance companies reach.

Who competes with you? What do you understand that they don't?

Instant Pot, Ninja and Breville are a few of our competitors in the appliance space. But what makes Mealthy different is we believe its more about the customer standing in their kitchens wanting to enjoy making meals for their families...its not just about the appliances or the gadgets. Its about family, fresh food ingredients and making it easier for all of you to tell your story while sitting around the dinner table.

How will you make money?

We produce revenue thru various sales channels...retail, online sales thru our website and amazon, through wholesale distribution channels such as Costco, Walmart, Spreetail, Macy's etc. We also launched international distribution in 2020 to such countries as India, Brazil, South Africa, Mexico, UK and Europe with the UAE, Malaysia, Singapore and Southeast Asia and Australia on the list.

What are the biggest risks? If you fail, what would be the reason? What has

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks are competition, poor quality products and bad decisions by management. Check Mealthy reviews...they're 95% fantastic reviews on Amazon and across all our sales channels. What has to go right is that we need to continue to produce high quality products and be innovative in the new products that we launch as well as being good at marketing those products. So far we have done pretty well in the first 3 years...quality products and great customer service goes a long way in getting the word out about Mealthy and we have both!